SECURITIES AND EXCHANGE COMMISSION
                 WASHINGTON, DC 20549

                      FORM 12b-25

              NOTIFICATION OF LATE FILING

                       Commission File Number 001-13835
  (Check one)

   Form 10-K and Form 10-KSB    Form 11-K

   Form 20-F  [X]Form 10-Q and Form 10-QSB    Form N-SAR

   For period ended December 31, 2000

   Transition Report on Form 10-K and Form 10-KSB

   Transition Report on Form 20-F

   Transition Report on Form 11-K

   Transition Report on Form 10-Q and Form 10-QSB

   Transition Report on Form N-SAR

   For the transition period ended___________________________________________

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the
filing checked above, identify the item(s) to which the
notification relates_________________________________________________________
_____________________________________________________________________________

                        PART I
                REGISTRANT INFORMATION

  Full name of registrant           Ophidian Pharmaceuticals, Inc.
                         ----------------------------------------------------
  Former name if applicable
                           --------------------------------------------------
  Address of principal executive office      6320 Monona Drive, Suite 414
                                       --------------------------------------
  City, state and zip code                         Madison, WI  53716
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

                        PART II
                RULE 12b-25(b) AND (c)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in
          Part III of this form could not be eliminated without unreasonable effort or expense;

  [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                       PART III
                       NARRATIVE

  State below in reasonable detail the reasons why
Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or
the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.) See attached Exhibit A.

                        PART IV
                   OTHER INFORMATION

  (1)    Name and telephone number of person to
contact in regard to this notification.

    Susan P. Maynard                 (608)           221-1192
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         (Name)                   (Area Code)   (Telephone number)

  (2)    Have all other periodic reports required
under Section 13 or 15(d) or the Securities Exchange
Act of 1934 or Section 30 of the Investment Company Act
of 1940 during the preceding 12 months or for such
shorter period that the registrant was required to file
such report(s) been filed?  If the answer is no,
identify report(s).
                                              [X] Yes   No

  (3)    Is it anticipated that any significant change
in results of operations from the corresponding period
for the last fiscal year will be reflected by the
earnings statements to be included in the subject
report or portion thereof?
                                              [X] Yes   No

  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See attached
Exhibit A.

               Ophidian Pharmaceuticals, Inc.
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        (Name of Registrant as Specified in Charter)

  Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  February 14, 2001       By   /s/ Susan P. Maynard
                                 --------------------------------------------
                                    Manager and Acting Accounting Officer



                       Exhibit A
                    to Form 12b-25

On May 26, 2000, due to lack of financing, the Company's Board of Directors took action to cease operations as a going concern, reducing the Company's workforce 80% by laying off research, development and operations personnel. Remaining management staff were retained for a reasonable time to wind down clinical trial and manufacturing operations and to continue efforts to actively seek potential commercial partners having strategic interests in markets served by the Company's products. Since mid-August, 2000, the Company has retained only one Board-appointed administrative staff member to execute operations. On
August 28, 2000, the Company's Board of Directors adopted resolutions to approve an Asset Purchase
Agreement (the "Sale Agreement") with Promega
Corporation ("Promega") and to effect the subsequent dissolution of the Company. On September 1, 2000, the
Company executed the Sale Agreement with Promega to sell substantially all of its fixed assets for $1,250,000 cash, a $250,000 promissory note, and the assumption of a long-term debt of $2,000,000 (the
"Asset Sale"). Stockholders of the Company approved the Sale Agreement on November 9, 2000, and authorized the Board to effect the liquidation and dissolution of the Company pursuant to an approved Plan of Dissolution. The Asset Sale closed on November 16,
2000. The Company has begun the process of liquidation, and intends to distribute to stockholders in the first quarter of calendar year 2001 any cash assets remaining after payment of the Company's operational and accrued costs. In lieu of dissolution, the Company's Board of Directors considered proposed business combinations with operating companies by means of a merger, exchange or issuance of securities, or a similar business combination that presumably could add value to the stock held by remaining stockholders. As announced in a press release dated January 31, 2001, the Company has signed a letter of intent to effect a merger with HEMOXymed, Inc., a privately held, development stage corporation with its principal offices in Charlottesville, Virginia ("Hemoxymed").

In light of the foregoing and effective January 1, 2001, the Company has changed its basis of accounting from a going-concern basis to a liquidation basis.
This change in accounting, combined with the foregoing events, will have a significant effect upon the

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Company's financial statements.  Due to the Company's
limited resources, lack of employees, and the significant time and effort required to negotiate and complete the transactions described above, the Company has been unable to complete the preparation of the financial statements in a timely manner. Nonetheless, the Company will file on or before the fifth calendar day following the prescribed due date the Report on Form 10-Q, including the required financial statements.